Exhibit 99.1

Company Contact:	Investor Relations Contact:
Lian Xin, Senior Manager	David Rudnick, Account Manager
China GrenTech Corp. Ltd.	CCG Investor Relations
Tel: +86 755 2650 3007	Tel: + (1) 646-626-4172 (New York)
E-mail: investor@powercn.com	E-mail: david.rudnick@ccgir.com
China GrenTech Announces First Quarter 2011 Financial Results
SHENZHEN, CHINA – May 12, 2011 – China GrenTech Corporation Limited (NASDAQ: GRRF, “GrenTech”, or “the Company”), a leading China-based provider of radio frequency (“RF”) and wireless coverage products and services, today announced its unaudited financial results for the first quarter ended March 31, 2011.
First Quarter 2011 Financial Highlights
•	Total revenue was RMB177.6 million (US$27.1 million)(1), an increase of 11.5% year-over-year

•	Gross profit was RMB45.2 million (US$6.9 million), an increase of 16.8% year-over-year

•	Operating loss was RMB18.6 million (US$2.8 million), compared to a loss of RMB20.3 million during the first quarter of 2010

•	Net loss attributable to the equity shareholders of GrenTech was RMB23.3 million (US$3.6 million), compared to a loss of RMB22.9 million during the first quarter of 2010

•	Diluted loss per ADS(2) was RMB1.03 (US$0.16), compared to a loss of RMB0.95 per ADS during the first quarter of 2010
“Although the first quarter was affected by the typical seasonality factors in our industry, we are pleased to report some positive changes in the first quarter 2011 compared to the same period last year: Our new products started the year with positive developments in their respective industries, especially WLAN as a result of increased investment by each of the three major operators. China Mobile significantly increased its capital expenditures on WLAN in 2011, which makes WLAN one of the investment highlights in 2011 in the telecommunications industry. China Unicom and China Telecom have followed suit and increased their capital expenditure budgets on WLAN, ” said Mr. Yingjie Gao, Chairman and CEO of GrenTech.
“Our other business highlights for the first quarter include the CMMB project. Under this project, each province has started its individual bidding process, and we have successfully won bids for five provinces thus far. In addition, we are hopeful that our bid for network coverage for subways will be successful, and we have already been selected as one of four bid winners for China Unicom’s headquarters’ newly-designed antenna for indoor coverage system.” Mr. Gao added.

(1)	The Company’s reporting currency is Renminbi (“RMB”). The translation of amounts from RMB to United States dollars is solely for the convenience of the reader. RMB numbers included in this press release have been translated into U.S. dollars at the noon buying rate for U.S. dollars in effect on March 31, 2011 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board, which was US$1.00=RMB6.5483. No representation is made that RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on March 31, 2011.

(2)	Each ADS represents 25 of the Company’s ordinary shares.

“We are also pleased to report an 11.5% increase in revenue in the first quarter 2011 compared to the same period last year. The Company will continue to focus on optimizing our product mix and increasing profitability by seizing new market opportunities and capitalizing upon the growing potential in the telecommunications industry. As we strive to maintain market leadership in the traditional wireless coverage business and base station RF business, we will concentrate on the development of new business including WLAN, CMMB, network coverage for subways and newly-designed and aesthetic antenna. We believe that with the increased investment by telecommunication operators, new product development and new customer marketing, we will be able to expand our business, increase our market share and improve our profitability in 2011.”
First Quarter 2011 Financial Results
Revenue
Revenue for the first quarter 2011 was RMB177.6 million (US$27.1 million), representing a RMB18.3 million (US$2.8 million) or 11.5% increase compared to the same period of 2010. The primary driver was the increased revenue of RMB31.2 million (US$4.8 million) generated from China Mobile in the first quarter, representing an increase of 102.3% from 2010. Revenue generated from China Unicom and China Telecom decreased by RMB11.0 million (US$1.7 million) and RMB1.1 million (US$0.2 million), respectively. Revenue generated from base station RF products also decreased by RMB7.1 million (US$1.1 million) compared to the same period of 2010.

	Three Months Ended March 31
	2010		2011
	Revenues	Revenues	Revenues	% of Total
	(RMB’000)	(RMB’000)	(US$’000)	Revenues
Wireless Coverage Products and Services
China Mobile	30,440	61,594	9,406	34.7%
China Unicom	68,595	57,621	8,799	32.4%
China Telecom	14,038	12,963	1,980	7.3%
Overseas	1,269	105	16	0.1%
Non-operators	379	7,828	1,195	4.4%
Subtotal	114,721	140,111	21,396	78.9%
Base Station RF Products
OEMs	44,643	37,514	5,729	21.1%
Total	159,364	177,625	27,125	100.0%
Cost of Revenues
Cost of revenues in the first quarter of 2011 was RMB132.4 million (US$20.2 million), representing a 9.8% year-over-year increase from RMB120.6 million. The increase was driven primarily by the increased sales volume.

Gross Profit and Gross Margin
Gross profit for the first quarter of 2011 was RMB45.2 million (US$6.9 million), representing an increase of 16.8%, or RMB6.5 million (US$1.0 million) from RMB38.8 million in 2010. Gross margin for the first quarter of 2011 was 25.5%, compared to 24.3% in the comparable period of 2010. Such increase in gross margin was a result of an increased portion of sales related to higher margin integrated services compared to the same period of 2010.
Other Revenue
During the first quarter of 2011, other revenue was RMB3.4 million (US$0.5 million), compared to RMB3.1 million in the same period of 2010. The slight increase was attributable to an increased rental rate from the area of the Company’s headquarters which are leased to third parties.
Operating Expenses
Total operating expenses for the first quarter of 2011 were RMB67.2 million (US$10.3 million), representing a 8.0% increase from RMB62.2 million in the first quarter of 2010.
Research and Development Costs
Research and development costs for the first quarter of 2011 were RMB18.3 million (US$2.8 million), an increase of 33.3% compared to RMB13.7 million of the corresponding period in 2010. The increase was attributable to increased spending on research and development materials for more projects and equipment depreciation expenses.
Sales and Distribution Expenses
Sales and distribution expenses for the first quarter 2011 were RMB29.5 million (US$4.5 million), a slight decrease of 3.3% compared to RMB30.4 million of the corresponding period in 2010. The decrease was attributable to the Company’s more stringent spending controls and improved operational efficiencies.
General and Administrative Expenses
General and administrative expenses for the first quarter of 2011 were RMB19.5 million (US$3.0 million), representing an increase of 7.9% compared to RMB18.1 million of the corresponding period last year. The increase was mainly attributable to the increase of Company’s legal and audit fees incurred in the first quarter.
Operating Loss
During the first quarter of 2011, operating losses were RMB18.6 million (US$2.8 million), compared to operating losses of RMB20.3 million in the same period in 2010. The Company has typically reported an operating loss in the first quarter of each year due to seasonality in wireless coverage spending trends among Chinese telecom operators. The decrease in operating losses for the first quarter of 2011 was mainly attributable to increased sales volume and an improvement in gross margin.

Other Income/Expense
Interest income during the first quarter of 2011 was RMB5.0 million (US$0.8 million), similar to the corresponding period in 2010 of RMB4.8 million.
Interest expense during the first quarter of 2011 was RMB16.0 million (US$2.4 million), which increased by 21.2% from RMB13.2 million during the corresponding period in 2010. The increase in interest expense was primarily due to an increase in short-term bank loans and an increase in the effective interest rate.
Earnings
Net loss for the first quarter of 2011 was RMB23.3 million (US$3.6 million), an increase of RMB0.4 million compared to a net loss of RMB22.9 million in the same period of 2010.
Diluted loss per ADS for the first quarter of 2011 were RMB1.03 (US$0.16), compared to diluted loss per ADS of RMB0.95 in the same period of 2010.
Balance Sheet
Cash, cash equivalents and pledged time deposits were RMB178.7 million (US$27.3 million) as of March 31, 2011, representing a decrease of 62.0% as compared to December 31, 2010. This is primarily attributable to additional cash spending on raw material procurement, research and development, as well as the enhancement of production facilities.
Total accounts receivable including long-term accounts receivable as of March 31, 2011 was RMB1,633.6 million (US$249.5 million), representing an increase of 1.0% as compared to December 31, 2010. This is primarily due to increased revenue in the first quarter of 2011 for which most accounts receivable have not entered into the collection period.
Inventories as of March 31, 2011 increased by 8.9% to RMB700.3 million (US$106.9 million) compared to December 31, 2010. The increase in inventories was in line with that in sales as a result of the business growth.
Total assets as of March 31, 2011 were RMB3,342.5 million (US$510.4 million), a decrease of 2.2% from December 31, 2010.
Total liabilities as of March 31, 2011 were RMB 1,813.9 million (US$277.0 million), a decrease of 2.8% from December 31, 2010.
Business Outlook
Wireless Coverage Products and Services
China Mobile significantly raised its capital expenditure program on building the WLAN, which was followed by a new round of WLAN investment by China Unicom and China Telecom. As a result, the Company expects to benefit from the peak of WLAN capital expenditure in 2011. Meanwhile, the Chinese telecom operators have already started construction on wireless coverage, which was earlier than last year, and we expect to witness more revenue from the wireless coverage business segment in the second quarter of 2011 compared to the same period a year ago. Projects for other business areas will also commence including CMMB business, network coverage for subways, and antenna in the second quarter of 2011.
Base Station RF Products
The need for base station RF products is expected to rise as telecom operators start their wireless network construction. As a result, we expect to see an increase in shipments of base station RF parts and components to base station manufacturers. In addition, after the initial round of successful trials of our VHF/SHF RRU (RF Subsystem) products in multiple provinces in China, we expect to begin sales of these products in bulk to domestic telecom operators in the second quarter of 2011. Also, product tests of Tower-Mount-Amplifier (TMA) products and other related RF products by overseas operators are progressing as planned, which may become an additional revenue contributor to the RF business segment in upcoming quarters.
Guidance for Second Quarter 2011
For the second quarter of 2011, GrenTech forecasts revenue to be in the range of RMB380.0 million to RMB425.0 million.
Conference Call
The Company will host a conference call at 8:00 a.m. ET or 8:00 p.m. Beijing/Hong Kong time on May 13, 2011, to discuss the results for the first quarter 2011. To participate in the live conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: +1-866-578-5788. International callers should dial +1-617-213-8057 and Hong Kong callers should dial ###-##-####. When prompted by the operator, mention conference pass code GRENTECHCALL.
If you are unable to participate in the call at this time, a replay will be available for 7 days starting on May 13, 2011. To access the replay, please dial +1-888-286-8010, international callers dial +1-617-801-6888, and enter the pass code 24235917. A live webcast of the conference call and replay will also be available on the investor relations page of GrenTech’s website at: http://www.GrenTech.cn/Catalog_209.aspx.
About China GrenTech
GrenTech is a leading developer of radio frequency (“RF”) technology in China and a leading provider of wireless coverage products and services in China. The Company uses RF technology to design and manufacture wireless coverage products, which his enable telecommunication operators to expand the reach of their wireless communication networks to indoor and outdoor areas such as buildings, highways, subways, tunnels and remote regions. GrenTech’s wireless coverage services include design, installation and project warranty services. The Company also tailors the design and configuration of its wireless coverage products to the specific requirements of its customers.
Based on its in-house RF technology platform, the Company also develops and produces base station RF parts and components sold to base station manufacturers. GrenTech is a qualified supplier of RF parts and components to major global and domestic base station manufacturers. For more information, please visit www.GrenTech.com.cn.

Safe Harbor Statement
Statements contained in this press release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including financial projections and forecasts, involve risks and uncertainties that could cause the Company’s actual results to differ materially from its current expectations. Factors that could cause the Company’s results to differ materially from those set forth in these forward-looking statements include: the Company’s reliance on business relationships with the Chinese telecommunications operators and base station equipment manufacturers; the risk that the Company will continue to experience downward pressure on the pricing of its products and services due to the telecommunications operators’ bidding policies or other factors, which could adversely affect the Company’s business and margins; the risk that the telecommunications operators in China will not expand or maintain their spending on 2G, 3G, WLAN or other network projects or that the Company will not be successful in future bids for tenders held by the operators (including the Company’s bids for the CMMB project); uncertainty as to the future demand for base station RF products by domestic or international base station equipment manufacturers, including the risk that demand in China or elsewhere for base stations may not grow as the Company’s management anticipates due to factors beyond the Company’s control; risks associated with large accounts receivable, long collection periods and accounts receivable cycles and the Company’s ability to maintain or improve its recently decreasing collection periods; fierce competition in the wireless communication industry; growth of, and risks inherent in, the wireless communication industry in China, including uncertainty regarding the planned integration of telecom, broadcast TV and Internet networks in China and how such convergence, if it happens, may affect the Company’s business; uncertainty as to future profitability and the Company’s ability to obtain adequate financing for its planned capital expenditure requirements; uncertainty as to its ability to continuously develop and manufacture new RF technologies and keep up with changes in RF technologies or to develop new markets for wireless coverage products and services such as industrial users; risks associated with possible defects and errors in its wireless coverage products or base station RF products; uncertainty as to the Company’s ability to protect and enforce its intellectual property rights; and uncertainty as to the Company’s ability to attract and retain qualified executives and personnel, particularly in its research and development department. Other factors that may causes the Company’s actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect its prospects in general are described in the Company’s filings with the Securities and Exchange Commission, including its Registration Statement on Form F-1 related to its initial public offering and its annual reports on Form 20-F. The Company undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or changed assumptions or circumstances.
- Financial Tables Follow-

China GrenTech Corporation and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets*
(RMB and US$ expressed in thousands)

	December 31,	March 31,	March 31,
	2010	2011	2011
	RMB	RMB	US$
Assets
Cash and cash equivalents	380,098	107,760	16,456
Pledged time deposits	90,132	70,968	10,838
Accounts receivable, net	1,154,540	1,178,690	179,999
Inventories	643,265	700,275	106,940
Other current assets	106,953	203,920	31,141

Total current assets	2,374,988	2,261,613	345,374
Long-term accounts receivable	462,521	454,921	69,472
Other non-current assets	581,494	625,921	95,586

Total assets	3,419,003	3,342,455	510,432

Liabilities
Short-term bank loans	638,229	746,917	114,063
Other current liabilities	1,133,772	972,363	148,491

Total current liabilities	1,772,001	1,719,280	262,554
Long-term debt	90,000	90,000	13,744
Other non-current liabilities	4,598	4,576	699

Total liabilities	1,866,599	1,813,856	276,997

Equity
Non-controlling interests	6,335	5,839	892
Total shareholders’ equity	1,546,069	1,522,760	232,543

Total liabilities and equity	3,419,003	3,342,455	510,432

*	Subsequent to the announcement of the Company’s unaudited financial results for the fourth quarter and fiscal year ended December 31, 2010, management of the Company has determined to make an adjustment to reallocate certain receivables from cash and cash equivalents to accounts receivable, net in accordance with applicable accounting standards, In addition, an adjustment was made to other current assets and total shareholders’ equity due to a revision in the number of shares repurchased as of December 31, 2010.

China GrenTech Corporation and Subsidiaries
Unaudited Condensed Consolidated Statements of Operations
(RMB and US$ expressed in thousands)

	For Three Months Ended March 31,
	2010	2011	2011
	RMB	RMB	US$
Revenues	159,364	177,625	27,125
Cost of revenues	-120,608	-132,376	-20,215

Gross profit	38,756	45,249	6,910
Other revenue	3,131	3,423	523
Operating expenses
Research and development costs	-13,713	-18,278	-2,791
Sales and distribution expenses	-30,441	-29,451	-4,498
General and administrative expenses	-18,080	-19,504	-2,978

Total operating expenses	-62,234	-67,233	-10,267

Operating (loss)/income	-20,347	-18,561	-2,834
Other (expense)/income
Interest income	4,777	4,989	762
Interest expense	-13,211	-16,015	-2,446
Investment income	0	9	1
Foreign currency exchange loss	-43	-544	-83
Grant income	2,092	100	15

Total other expense	-6,385	-11,461	-1,751

(Loss)/income before income tax benefit and non-controlling interests	-26,732	-30,022	-4,585
Income tax benefit/(expense)	3,798	6,217	949

(Loss)/income before non-controlling interests	-22,934	-23,805	-3,636
Non-controlling interests, net of tax	19	497	76

Net (loss)/income	-22,915	-23,308	-3,560

Net (loss)/income attributable to equity shareholders of the Company	-22,915	-23,308	-3,560
Net (loss)/income per share attributable to equity shareholders of the Company:
– Basic	-0.04	-0.04	-0.006

– Diluted	-0.04	-0.04	-0.006

Weighted average number of ordinary shares outstanding:
– Basic	589,932,958	563,244,750	563,244,750

– Diluted	605,902,514	563,244,750	563,244,750

China GrenTech Corporation and Subsidiaries
Unaudited Condensed Consolidated Statement of Cash Flows
(RMB and US$ expressed in thousands)

	For Three Months Ended March 31,
	2010	2011	2011
	RMB	RMB	US$
Net cash used in operating activities	-250,470	-176,535	-26,959
Net cash used in investing activities	-11,905	-44,987	-6,870
Net cash used in financing activities	-75,424	-50,272	-7,677
Effect of exchange rate changes on cash and cash equivalents	-43	-544	-83

Net decrease in cash and cash equivalents	-337,842	-272,338	-41,589
Cash and cash equivalents at beginning of the year	469,454	380,098	58,045

Cash and cash equivalents at end of the year	131,612	107,760	16,456

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